SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing


(Check one) | | Form 10-K and Form 10-KSB | | Form 11-K
            | | Form 20-F | X | Form 10-Q and Form 10-QSB | | Form N-SAR

            For period ended March 31, 2005
                             --------------

|  |  Transition Report on Form 10-K and Form 10-KSB
|  |  Transition Report on Form 20-F
|  |  Transition Report on Form 11-K
|  |  Transition Report on Form 10-Q and Form 10-QSB
|  |  Transition Report on Form N-SAR

For the transition period ended ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   YTB International, Inc.
Form Name if Applicable:   REZconnect Technologies, inc.
Address of principal
Executive office:          560 Sylvan Avenue
City, State and Zip Code:  Englewood Cliffs, New Jersey 07632

                                   PART II
                             RULE 12b-25(b) and (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     |X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     | | (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     | | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
N/A

                                    NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Registrant has received comments from the staff in conjunction with certian of its periodic filings. Those comments could have an effect on the Form 10-QSBQ quarterly report for the period ended March 31, 2005. The five business day extension of time associated with this Form 12b-25 Notice is expected to permit Registrant to file its Form 10QSB for the quarter ended March 31, 2005 on or before May 23, 2005.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Michael Y. Brent                     800        669-9007 Ext 22
     ------------------                ----------    ----------------
    (Name)                            (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| YES | | No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 | | YES |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Explanation: The Company is unable to estimate the amount of the anticipated change due to the fact that we have been in bankruptcy since 2003 and our results have not been completed or audited.

                            YTB International, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 13, 2005                              By /s/ Michael Y. Brent
      ------------                              -----------------------
                                                       Michael Y. Brent
                                                       Chief Executive Officer